FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2020

Commission File Number: 333-13792

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      ☒      Form 40-F      ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes      ☐       No      ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

MANAGEMENT DISCUSSION AND ANALYSIS

CORPORATE PROFILE

Quebecor Media Inc., a wholly owned subsidiary of Quebecor Inc. (“Quebecor” or the “parent corporation”) is governed by the Business Corporations Act (Québec) and is one of Canada’s largest telecommunications and media corporations. Unless the context otherwise requires, “Quebecor Media” or the “Corporation” refers to Quebecor Media Inc. and its subsidiaries. Quebecor Media operates in the following business segments: Telecommunications, Media, and Sports and Entertainment. Quebecor Media is pursuing a convergence strategy that captures synergies among its properties and leverages the value of content for the benefit of multiple distribution platforms.

The following Management Discussion and Analysis covers the Corporation’s main activities in the second quarter of 2020 and the major changes from the previous financial year. All amounts are stated in Canadian dollars (“CAN”) unless otherwise indicated. This report should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2019 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at <www.sec.gov>.

The COVID-19 pandemic continues to have a significant impact on the economic environment in Canada and around the world. On March 13, 2020, in order to limit the spread of the virus, the Québec government imposed a number of restrictions and special preventive measures, including the suspension of business activities deemed non-essential. Since then, the Québec government has gradually announced the stages of its reopening plan, which extends over a period of several months. The health crisis curtailed the operations of many of Quebecor’s business partners and has led to a significant slowdown in some of Quebecor’s segments in the first half of 2020. Among other impacts, the COVID-19 virus and the measures to limit its spread have led to a significant reduction in volume at Videotron Ltd. (“Videotron”) retail outlets and delays in client migration to its new Helix home entertainment and management platform; lower advertising revenues, a significant decrease in sporting events broadcast by the TVA Sports channel, and reduced film production and audiovisual content activity in the Media segment; and postponement or cancellation of shows and events, and interruption of music and book distribution activities in the Sports and Entertainment segment. However, Quebecor has continued and will continue to provide essential telecommunications and news services during this health crisis, while safeguarding the health and safety of its employees and the public. Videotron also took a number of important initiatives to make life easier for its customers, such as suspending data limits (overage charges) until June 30, 2020 on all residential and business Internet plans, providing additional services, and temporarily suspending certain fees. Furthermore, Videotron’s network has been able to handle the increase in traffic since the beginning of the health crisis, demonstrating the soundness of its strategy of continuously adding capacity ahead of the curve. As well, TVA Group Inc. (“TVA Group”) unscrambled the LCN all-news channel until June 30, 2020 to give Quebecers real-time access to all developments in the health crisis, and it also continues to broadcast television content on its distribution channels. As a result of the economic slowdown, approximately 10% of Quebecor’s workforce received benefits under the Corporation’s support program to compensate for being placed on stand-by. During the health crisis, this program provides financial assistance in addition to the Canada Emergency Wage Subsidy or the Canada Emergency Response Benefit programs. Most of the business units in the Media segment and Sports and Entertainment segment qualified for the Emergency Wage Subsidy, and provisions for subsidies receivable were recorded in the second quarter of 2020 as a reduction in employee costs. As long as the uncertainty regarding the full extent and duration of the COVID-19 pandemic persists, the Corporation’s Board of Directors and its executive management team are monitoring, on an ongoing basis, the impact of the health crisis on the Corporation’s business units, employees, customers and business partners, as well as on the population of Québec, and are taking appropriate action, as needed, until the health crisis abates and market conditions stabilize. As a major corporate citizen and the Québec leader in telecommunications, news and entertainment, the Corporation will continue to play its role during this health crisis in order to ensure that the public continues to receive all the services it needs.

The impact of the COVID-19 health crisis on the operating results of the Corporation’s business segments in the second quarter and first half of 2020 is analyzed in greater detail in the “Segmented Analysis” section below. It is difficult at this stage to foresee what consequences this health crisis will have in upcoming quarters. The COVID-19 health crisis could have a material adverse impact on the growth of the Corporation’s operating results and cash flows in the short and medium terms. As a result, the growth recorded during the quarters preceding the health crisis may not be indicative of future growth.

The Corporation has reviewed the nature and definition of one of the financial measures not standardized under International Financial Reporting Standards (“IFRS”) that it uses. As a result, “cash flows from segment operations” has been abandoned and replaced by the new “cash flows from operations” metric. This metric will henceforth be used to measure the cash flows generated by the operations of all the business segments, on a consolidated basis, in addition to the cash flows from operations generated by each segment. Furthermore, calculation of this metric will henceforth be based on additions to property, plant and equipment and to intangible assets rather than cash flows used for additions to property, plant and equipment and to intangible assets. As well, the new metric is calculated without taking into account proceeds on disposals. For the definition of the new cash flows from operations measure, see “Cash flows from operations and free cash flows from continuing operating activities” under “Non-IFRS Financial Measures” below.

HIGHLIGHTS SINCE END OF FIRST QUARTER 2020

•	Quebecor Media’s revenues totalled $1.00 billion in the second quarter of 2020, a $53.1 million (-5.0%) decrease from the same period of 2019.

Telecommunications

•	The Telecommunications segment grew its revenues by $14.7 million (1.7%) and its adjusted EBITDA by $13.6 million (3.0%) in the second quarter of 2020.

•	Videotron significantly increased its revenues from customer equipment sales ($22.5 million or 43.8%) and mobile telephony ($13.3 million or 9.1%) in the second quarter of 2020.

•	Videotron’s total average billing per unit (“ABPU”) was $49.57 in the second quarter of 2020, compared with $50.20 in the same period of 2019, a $0.63 (-1.3%) decrease. Mobile ABPU was $50.32 in the second quarter of 2020 compared with $52.56 in the same period of 2019, a $2.24 (-4.3%) decrease due in part to the popularity of bring your own device (“BYOD”) plans and the various measures taken to support customers during the COVID-19 pandemic.

•	There was a net increase of 16,700 revenue-generating units (“RGUs”) (0.3%) in the second quarter of 2020, including 35,100 connections (2.6%) to the mobile telephony service and 17,200 subscriptions (1.0%) to the cable Internet access service.

•	From March 13 through June 30, 2020, Videotron suspended data caps on all of its customers’ residential and business Internet plans to support the implementation of effective teleworking arrangements at Québec businesses in response to the COVID-19 pandemic. During this period, Videotron also cancelled roaming charges outside Canada and the Daily Traveller Pass fee.

Media

•	The Media segment’s revenues decreased by $57.4 million (-30.2%) and its adjusted EBITDA increased by $1.9 million (33.3%) in the second quarter of 2020.

Sports and Entertainment

•	The Sports and Entertainment segment’s revenues decreased by $15.4 million (-37.3%) and its adjusted EBITDA increased by $4.3 million in the second quarter of 2020.

•	On June 17, 2020, the Sports and Entertainment segment announced the acquisition of the Théâtre Capitole in Québec City. The acquisition of the unique, hundred-year-old, 1,300-seat venue will enhance the Québec City entertainment scene.

Non-IFRS Financial Measures

The financial measures not standardized under IFRS that are used by the Corporation to assess its financial performance, such as adjusted EBITDA, cash flows from operations and free cash flows from continuing operating activities, are not calculated in accordance with, or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Adjusted EBITDA

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, (loss) gain on valuation and translation of financial instruments, restructuring of operations and other items, income taxes and income from discontinued operations. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statements of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s parent company, Quebecor, uses adjusted EBITDA in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of its operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of Quebecor Media and its business segments. Adjusted EBITDA is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as cash flows from operations and free cash flows from continuing operating activities. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 1 provides a reconciliation of adjusted EBITDA to net income as disclosed in the Corporation’s condensed consolidated financial statements.

Table 1

Reconciliation of the adjusted EBITDA measure used in this report to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2020	2019	2020	2019
Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	$463.6	$450.0	$899.1	$873.0
Media	7.6	5.7	11.7	6.9
Sports and Entertainment	2.8	(1.5)	(1.0)	(2.2)
Head Office	1.9	0.8	2.2	-
	475.9	455.0	912.0	877.7
Depreciation and amortization	(196.0)	(188.8)	(394.3)	(377.5)
Financial expenses	(69.0)	(72.3)	(144.7)	(143.8)
(Loss) gain on valuation and translation of financial instruments	(0.5)	-	0.3	(0.7)
Restructuring of operations and other items	(10.3)	(17.3)	(14.2)	(25.8)
Income taxes	(49.4)	(47.0)	(92.8)	(87.8)
Income from discontinued operations	32.5	-	33.8	97.5
Net income	$183.2	$129.6	$300.1	$339.6

Cash flows from operations and free cash flows from continuing operating activities

Cash flows from operations

Cash flows from operations represents adjusted EBITDA, less additions to property, plant and equipment and to intangible assets (excluding licence acquisitions and renewals). Cash flows from operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, licence acquisitions and renewals, payment of dividends, repayment of long-term debt and shares repurchases. Cash flows from operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statements of cash flows as a measure of liquidity. Cash flows from operations is used by the Corporation’s management and Board of Directors to evaluate cash flows generated by the operations of all of its segments. The Corporation’s definition of cash flows from operations may not be identical to similarly titled measures reported by other companies.

Free cash flows from continuing operating activities

Free cash flows from continuing operating activities represents cash flows provided by continuing operating activities calculated in accordance with IFRS, less cash flows used for additions to property, plant and equipment and to intangible assets (excluding disbursements for licence acquisitions and renewals), plus proceeds from disposal of assets. The Corporation uses free cash flows from continuing operating activities as a measure of total liquidity generated on a consolidated basis. Free cash flows from continuing operating activities represents available funds for business acquisitions, licence acquisitions and renewals, payment of dividends, repayment of long-term debt and shares repurchases. Free cash flows from continuing operating activities is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. The Corporation’s definition of free cash flows from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Tables 2 and 3 provide a reconciliation of cash flows from operations and free cash flows from continuing operating activities to cash flows provided by continuing operating activities reported in the condensed consolidated financial statements.

Table 2

Cash flows from operations

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2020	2019	2020	2019
Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	$463.6	$450.0	$899.1	$873.0
Media	7.6	5.7	11.7	6.9
Sports and Entertainment	2.8	(1.5)	(1.0)	(2.2)
Head Office	1.9	0.8	2.2	-
	475.9	455.0	912.0	877.7
Minus
Additions to property, plant and equipment:[1]
Telecommunications	(93.6)	(122.9)	(182.5)	(217.2)
Media	(1.6)	-	(3.5)	(6.6)
Sports and Entertainment	-	(0.5)	(0.1)	(1.0)
Head Office	(0.3)	(1.1)	(0.3)	(1.1)
	(95.5)	(124.5)	(186.4)	(225.9)
Additions to intangible assets:[2]
Telecommunications	(47.2)	(45.3)	(91.3)	(85.5)
Media	(6.0)	(8.7)	(11.8)	(10.2)
Sports and Entertainment	(0.7)	(1.1)	(1.5)	(2.2)
Head Office	(0.1)	(0.4)	(0.1)	(0.6)
	(54.0)	(55.5)	(104.7)	(98.5)
Cash flows from operations
Telecommunications	322.8	281.8	625.3	570.3
Media	-	(3.0)	(3.6)	(9.9)
Sports and Entertainment	2.1	(3.1)	(2.6)	(5.4)
Head Office	1.5	(0.7)	1.8	(1.7)
	$326.4	$275.0	$620.9	$553.3

	Three months ended June 30		Six months ended June 30
[1] Reconciliation to cash flows used for additions to property, plant and equipment as per condensed consolidated financial statements:	2020	2019	2020	2019
Additions to property, plant and equipment	$(95.5)	$(124.5)	$(186.4)	$(225.9)
Net (decrease) increase in current accounts payable related to additions to property, plant and equipment	(11.1)	9.7	(0.1)	(28.7)
Cash flows used for additions to property, plant and equipment	$(106.6)	$(114.8)	$(186.5)	$(254.6)

	Three months ended June 30		Six months ended June 30
[2] Reconciliation to cash flows used for additions to intangible assets as per condensed consolidated financial statements:	2020	2019	2020	2019
Additions to intangible assets	$(54.0)	$(55.5)	$(104.7)	$(98.5)
Net increase (decrease) in current accounts payable related to additions to intangible assets	6.0	4.4	(46.1)	(3.8)
Disbursements for licence acquisitions	-	(255.8)	-	(255.8)
Cash flows used for additions to intangible assets	$(48.0)	$(306.9)	$(150.8)	$(358.1)

Table 3

Free cash flows from continuing operating activities and cash flows provided by continuing operating activities reported in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2020	2019	2020	2019
Cash flows from operations from Table 2	$326.4	$275.0	$620.9	$553.3
Plus (minus)
Cash portion of financial expenses	(67.0)	(70.4)	(140.7)	(140.0)
Cash portion related to restructuring of operations and other items	(10.3)	(2.0)	(14.2)	(7.0)
Current income taxes	(59.3)	(39.8)	(120.3)	(85.4)
Other	(1.7)	(0.6)	2.4	0.4
Net change in non-cash balances related to operating activities	58.4	(49.4)	102.4	(147.0)
Net (decrease) increase in current accounts payable related to additions to property, plant and equipment	(11.1)	9.7	(0.1)	(28.7)
Net increase (decrease) in current accounts payable related to additions to intangible assets	6.0	4.4	(46.1)	(3.8)
Free cash flows from continuing operating activities	241.4	126.9	404.3	141.8
Plus (minus)
Cash flows used for additions to property, plant and equipment	106.6	114.8	186.5	254.6
Cash flows used for additions to intangible assets (excluding licence acquisitions and renewals)	48.0	51.1	150.8	102.3
Proceeds from disposal of assets	(0.7)	(0.1)	(2.2)	(2.7)
Cash flows provided by continuing operating activities	$395.3	$292.7	$739.4	$496.0

KEY PERFORMANCE INDICATORs

Revenue-generating unit

The Corporation uses RGU, an industry metric, as a key performance indicator. An RGU represents, as the case may be, subscriptions to the cable Internet, cable television and Club illico over-the-top video (“Club illico”) services, and subscriber connections to the mobile telephony and cable telephony services. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies or published by public authorities.

Average billing per unit

The Corporation uses ABPU, an industry metric, as a key performance indicator. This indicator is used to measure monthly average subscription billing per RGU. ABPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ABPU may not be the same as identically titled measurements reported by other companies.

Mobile ABPU is calculated by dividing the average subscription billing for mobile telephony services by the average number of mobile RGUs during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Total ABPU is calculated by dividing the combined average subscription billing for cable Internet, cable television, Club illico, mobile telephony and cable telephony services, by the total average number of RGUs from cable Internet, cable television, mobile telephony and cable telephony services, during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

analysis of consolidated results of operations and cash flows of Quebecor media

2020/2019 second quarter comparison

Revenues: $1.00 billion, a $53.1 million (-5.0%) decrease.

•	Revenues decreased in Media ($57.4 million or -30.2% of segment revenues) and in Sports and Entertainment ($15.4 million or -37.3%).

•	Revenues increased in Telecommunications ($14.7 million or 1.7%).

Adjusted EBITDA: $475.9 million, a $20.9 million (4.6%) increase.

•	Adjusted EBITDA increased in Telecommunications ($13.6 million or 3.0% of segment adjusted EBITDA), Media ($1.9 million or 33.3%), and Sports and Entertainment ($4.3 million).

Net income attributable to shareholders: $184.1 million in the second quarter of 2020 compared with $131.4 million in the same period of 2019, a $52.7 million increase.

•	The main favourable variances were:

o	$32.5 million increase in income from discontinued operations due to a gain on business disposal, net of income taxes, related to achievement of certain future conditions attached to the sale of the operations of the 4Degrees Colocation Inc. (“4Degrees Colocation”) data centres by Videotron in the first quarter of 2019;

o	$20.9 million increase in adjusted EBITDA;

o	$7.0 million favourable variance in the charge for restructuring of operations and other items;

o	$3.3 million decrease in financial expenses.

•	The main unfavourable variances were:

o	$7.2 million increase in the depreciation and amortization charge;

o	$2.4 million increase in the income tax expense.

Cash flows from operations: $326.4 million, a $51.4 million (18.7%) increase caused mainly by a $20.9 million increase in adjusted EBITDA and a $29.0 million decrease in additions to property, plant and equipment.

Cash flows from continuing operating activities: $395.3 million, a $102.6 million increase due primarily to the favourable net change in non-cash balances related to operating activities.

Depreciation and amortization charge: $196.0 million in the second quarter of 2020, a $7.2 million increase due mainly to the impact of investments in property, plant and equipment and in intangible assets in the Telecommunications segment, including amortization of intangible assets related to investments in the Helix platform, partially offset by lower spending related to the leasing of set top boxes.

Financial expenses: $69.0 million in the second quarter of 2020, a $3.3 million decrease caused mainly by lower average indebtedness, the impact of higher interest revenues from Quebecor under loan agreements, and a favourable variance in the gain or loss on foreign currency translation of short-term monetary items. Increases in financial expenses were due primarily to higher average interest on the debt.

Loss on valuation and translation of financial instruments: $0.5 million in the second quarter of 2020.

Charge for restructuring of operations and other items: $10.3 million in the second quarter of 2020, compared with $17.3 million in the same period of 2019, a $7.0 million favourable variance.

•	A $10.3 million charge was recognized during the second quarter of 2020 in connection with cost-reduction measures in the Corporation’s various segments ($2.0 million charge for cost-reduction measures in the second quarter of 2019). In the second quarter of 2019, a $15.3 million charge for impairment of assets was also recognized in connection with various restructuring initiatives.

Income tax expense: $49.4 million in the second quarter of 2020 (effective tax rate of 24.7%) compared with $47.0 million in the same period of 2019 (effective tax rate of 26.6%). The $2.4 million unfavourable variance was caused mainly by the impact of the increase in taxable income, partially offset by the impact of the decrease in the effective tax rate related to recognition in the second quarter of 2020 of benefits arising from prior year tax losses.

2020/2019 year-to-date comparison

Revenues: $2.06 billion, a $24.9 million (-1.2%) decrease.

•	Revenues decreased in Media ($55.3 million or -15.2% of segment revenues) and in Sports and Entertainment ($21.0 million or -25.7%).

•	Revenues increased in Telecommunications ($48.7 million or 2.9%).

Adjusted EBITDA: $912.0 million, a $34.3 million (3.9%) increase.

•	Adjusted EBITDA increased in Telecommunications ($26.1 million or 3.0% of segment adjusted EBITDA), Media ($4.8 million or 69.6%), and Sports and Entertainment ($1.2 million or 54.5%).

•	There was a favourable variance at Head Office ($2.2 million) due to a decrease in the stock-based compensation charge.

•	The change in the fair value of Quebecor Media stock options resulted in a $0.2 million favourable variance in the stock-based compensation charge in the first half of 2020 compared with the same period of 2019. The change in the fair value of Quebecor stock options and in the value of Quebecor stock-price-based share units resulted in an $5.5 million favourable variance in the Corporation’s stock-based compensation charge in the first half of 2020.

Net income attributable to shareholders: $301.2 million in the first half of 2020, compared with $343.5 million in the same period of 2019, a $42.3 million decrease.

•	The main unfavourable variances were:

o	$63.7 million decrease in income from discontinued operations;

o	$16.8 million increase in the depreciation and amortization charge;

o	$5.0 million increase in the income tax expense.

•	The main favourable variances were:

o	$34.3 million increase in adjusted EBITDA;

o	$11.6 million favourable variance in the charge for restructuring of operations and other items.

Cash flows from operations: $620.9 million, a $67.6 million (12.2%) increase caused by the $34.3 million increase in adjusted EBITDA and a $39.5 million decrease in additions to property, plant and equipment.

Cash flows from continuing operating activities: $739.4 million, a $243.4 million increase due primarily to the favourable net change in non-cash balances related to operating activities.

Depreciation and amortization charge: $394.3 million in the first half of 2020, a $16.8 million increase due essentially to the same factors as those noted above under “2020/2019 second quarter comparison.”

Financial expenses: $144.7 million, a $0.9 million increase caused mainly by the unfavourable variance in the gain or loss on foreign currency translation of short-term monetary items and higher average interest on the debt. The main reductions in financial expenses stemmed from lower average indebtedness and the impact of increased interest revenue from Quebecor under loan agreements.

Gain on valuation and translation of financial instruments: $0.3 million in the first half of 2020 compared with a $0.7 million loss in the same period of 2019, a $1.0 million favourable variance.

Charge for restructuring of operations and other items: $14.2 million in the first half of 2020, compared with $25.8 million in the same period of 2019, an $11.6 million favourable variance.

•	A $14.2 million charge was recognized during the first half of 2020 in connection with cost-reduction measures in the Corporation’s various segments ($7.0 million charge for cost-reduction measures in the first half of 2019). In the first half of 2019, an $18.8 million charge for impairment of assets was recognized in connection with various restructuring initiatives.

Income tax expense: $92.8 million in the first half of 2020 (effective tax rate of 25.8%), compared with $87.8 million in the same period of 2019 (effective tax rate of 26.6%), a $5.0 million unfavourable variance due to the same factors as those noted above under “2020/2019 second quarter comparison.”

SEGMENTED ANALYSIS

Telecommunications

Second quarter 2020 operating results

Revenues: $869.1 million in the second quarter of 2020, a $14.7 million (1.7%) increase.

•	Revenues from the mobile telephony service increased $13.3 million (9.1%) to $159.7 million, due primarily to an increase in the number of subscriber connections, partially offset by a decrease in average per-subscriber revenues, reflecting in part the impact of the temporary suspension of roaming charges because of the COVID-19 pandemic.

•	Revenues from Internet access services decreased $2.6 million (-0.9%) to $276.1 million, due mainly to a decrease in average per-subscriber revenues, reflecting among other things, the impact of the temporary suspension of data caps as part of the response to the COVID-19 health crisis, partially offset by an increase in the customer base.

•	Total revenues from cable television services decreased $19.7 million (-8.0%) to $227.8 million, due primarily to the impact of the net decrease in the customer base and the decrease in average per-subscriber revenues.

•	Revenues from the cable telephony service increased $1.2 million (1.4%) to $86.9 million, mainly because of higher average per-connection revenues due in part to increases in some rates, partially offset by the impact of the net decrease in subscriber connections.

•	Revenues from customer equipment sales increased $22.5 million (43.8%) to $73.9 million, mainly because of the impact of equipment sales related to the Helix platform launched on August 27, 2019.

•	Other revenues stable at $44.7 million.

Total ABPU: Videotron’s total ABPU was $49.57 in the second quarter of 2020, compared with $50.20 in the same period of 2019, a $0.63 (-1.3%) decrease. Mobile ABPU was $50.32 in the second quarter of 2020 compared with $52.56 in the same period of 2019, a $2.24 (-4.3%) decrease due in part to the popularity of BYOD plans and the various measures taken to support customers during the COVID-19 pandemic.

Customer statistics

RGUs – The total number of RGUs was 6,107,100 at June 30, 2020, an increase of 16,700 (0.3%) from the end of the first quarter of 2020 (compared with a decrease of 12,500 in the same period of 2019), and a 12-month increase of 106,000 (1.8%) (Table 4).

Mobile telephony – The number of subscriber connections to the mobile telephony service stood at 1,404,900 at June 30, 2020, an increase of 35,100 (2.6%) from the end of the first quarter of 2020 (compared with an increase of 38,300 in the same period of 2019), and a 12-month increase of 173,000 (14.0%) (Table 4).

Cable Internet access – The number of subscribers to cable Internet access services stood at 1,753,100 at June 30, 2020, an increase of 17,200 (1.0%) since the end of the first quarter of 2020 (compared with a decrease of 3,900 in the same period of 2019), and a 12-month increase of 46,200 (2.7%) (Table 4). As of June 30, 2020, Videotron’s cable Internet access services had a household and business penetration rate of 59.0% (number of subscribers as a proportion of the total 2,970,900 homes and businesses passed by Videotron’s network as of June 30, 2020, up from 2,931,200 one year earlier), compared with 58.2% a year earlier.

Cable television – The number of subscribers to cable television services stood at 1,497,300 at June 30, 2020, a decrease of 14,800 (-1.0%) since the end of the first quarter of 2020 (compared with a decrease of 24,200 in the same period of 2019), and a 12-month decrease of 61,100 (-3.9%) (Table 4). At June 30, 2020, the cable television service had a household and business penetration rate of 50.4% versus 53.2% a year earlier.

Cable telephony service – The number of subscriber connections to the cable telephony service stood at 979,600 at June 30, 2020, a decrease of 21,300 (-2.1%) since the end of the first quarter of 2020 (compared with a decrease of 22,000 in the same period of 2019), and a 12-month decrease of 93,300 (-8.7%) (Table 4). At June 30, 2020, the cable telephony service had a household and business penetration rate of 33.0% versus 36.6% a year earlier.

Club illico – The number of subscribers to Club illico stood at 472,200 at June 30, 2020, an increase of 500 (0.1%) since the end of the first quarter of 2020 (compared with a decrease of 700 in the same period of 2019), and a 12-month increase of 41,200 (9.6%) (Table 4).

Table 4

Telecommunications segment quarter-end RGUs for the last eight quarters

(in thousands of units)

	June 2020	Mar. 2020	Dec. 2019	Sept. 2019	June 2019	Mar. 2019	Dec. 2018	Sept. 2018
Mobile telephony	1,404.9	1,369.8	1,330.5	1,288.7	1,231.9	1,193.6	1,153.8	1,120.7
Cable Internet	1,753.1	1,735.9	1,727.3	1,724.3	1,706.9	1,710.8	1,704.5	1,697.5
Cable television	1,497.3	1,512.1	1,531.8	1,545.2	1,558.4	1,582.6	1,597.3	1,603.7
Cable telephony	979.6	1,000.9	1,027.3	1,052.7	1,072.9	1,094.9	1,113.9	1,131.1
Club illico	472.2	471.7	459.3	443.5	431.0	431.7	420.8	402.9
Total	6,107.1	6,090.4	6,076.2	6,054.4	6,001.1	6,013.6	5,990.3	5,955.9

Adjusted EBITDA: $463.6 million, a $13.6 million (3.0%) increase due primarily to:

•	impact of the net revenue increase;

•	net decrease in operating expenses, essentially due to prudent cost management during the health crisis.

Cost/revenue ratio: Employee costs and purchases of goods and services for all Telecommunications segment operations, expressed as a percentage of revenues, were 46.7% in the second quarter of 2020 compared with 47.3% in the same period of 2019.

Cash flows from operations: $322.8 million in the second quarter of 2020, compared with $281.8 million in the same period of 2019 (Table 3). The $41.0 million increase was due primarily to a $29.3 million decrease in additions to property, plant and equipment, mainly attributable to the postponement of some investments during the COVID-19 pandemic, and the $13.6 million increase in adjusted EBITDA.

Year-to-date operating results

Revenues: $1.74 billion, a $48.7 million (2.9%) increase, essentially due to the same factors as those noted above in the discussion of second quarter 2020 results.

•	Revenues from the mobile telephony service increased $32.1 million (11.2%) to $319.9 million.

•	Revenues from Internet access services increased $1.3 million (0.2%) to $553.6 million.

•	Total revenues from cable television services decreased $31.8 million (-6.5%) to $460.9 million.

•	Revenues from cable telephony service decreased $3.3 million (-1.9%) to $169.7 million.

•	Revenues from customer equipment sales increased $49.4 million (49.1%) to $150.0 million.

•	Other revenues increased $1.0 million (1.1%) to $89.7 million.

Total ABPU: Videotron’s total ABPU was $49.72 in the first half of 2020, compared with $49.83 in the same period of 2019, an $0.11 (-0.2%) decrease. Mobile ABPU was $50.95 in the first half of 2020 compared with $52.53 in the same period of 2019, a $1.58 (-3.0%) decrease due essentially to the same factors as those noted above in the discussion of second quarter 2020 operating results.

Customer statistics

RGUs – 30,900 (0.5%) unit increase in the first half of 2020 compared with an increase of 10,800 in the same period of 2019.

Mobile telephony – 74,400 (5.6%) subscriber connection increase in the first half of 2020 compared with an increase of 78,100 in the same period of 2019.

Cable Internet access – 25,800 (1.5%) customer increase in the first half of 2020 compared with an increase of 2,400 in the same period of 2019.

Cable television – 34,500 (-2.3%) decrease in the first half of 2020 compared with a decrease of 38,900 in the same period of 2019.

Cable telephony – 47,700 (-4.6%) subscriber connection decrease in the first half of 2020 compared with a decrease of 41,000 in the same period of 2019.

Club illico – 12,900 (2.8%) subscriber increase in the first half of 2020 compared with an increase of 10,200 in the same period of 2019.

Adjusted EBITDA: $899.1 million, a $26.1 million (3.0%) increase due primarily to:

•	impact of the net revenue increase.

Partially offset by:

•	net increase in operating expenses, due mainly to increases in the cost of retail products related to the popularity of the Helix platform, which continues to grow, partially offset by stringent management of other costs, despite the addition of some expenses related to the COVID-19 health crisis.

Cost/revenue ratio: Employee costs and purchases of goods and services for all Telecommunications segment operations, expressed as a percentage of revenues, were 48.4% in the first half of 2020 compared with 48.5% in the same period of 2019.

Cash flows from operations: $625.3 million in the first half of 2020 compared with $570.3 million in the same period of 2019 (Table 3). The $55.0 million increase was due primarily to a $34.7 million decrease in additions to property, plant and equipment, mainly attributable to lower spending related to the leasing of set-top boxes and the postponement of some investments during the COVID-19 pandemic, as well as the $26.1 million increase in adjusted EBITDA, partially offset by a $5.8 million increase in additions to intangible assets.

Media

Second quarter 2020 operating results

Revenues: $132.7 million in the second quarter of 2020, a $57.4 million (-30.2%) decrease.

•	Advertising revenues decreased by $38.5 million (-41.6%), mainly because of lower advertising revenues at TVA Network, the specialty channels, the newspapers, Quebecor Media Out of Home and the magazines, partly reflecting the major impact of the COVID-19 pandemic.

•	Other revenues decreased $13.8 million (-31.0%) due primarily to a decrease in revenues from film production and audiovisual services because of the suspension of film shoots during the COVID-19 health crisis, as well as decreases in magazine distribution revenues and other revenues of TVA Network and the specialty channels.

•	Subscription revenues decreased by $5.1 million (-9.6%), mainly because of lower subscription revenues at the magazines and the newspapers.

Adjusted EBITDA: $7.6 million in the second quarter of 2020, a $1.9 million (33.3%) increase due primarily to:

•	decreases in some operating expenses, including decreases in broadcast content costs, decreases in labour costs due to the impact of salary savings and the government measures introduced to deal with the COVID-19 pandemic, and decreases in production, distribution, editorial and selling expenses.

Partially offset by:

•	impact of the net revenue decrease.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Media segment’s operations, expressed as a percentage of revenues, were 94.3% in the second quarter of 2020 compared with 97.0% in the same period of 2019. The reduction was mainly due to the decrease in operating expenses.

Cash flows from operations: Nil in the second quarter of 2020 compared with negative $3.0 million in the same period of 2019. The variance was mainly due to a $2.7 million decrease in additions to intangible assets.

Year-to-date operating results

Revenues: $307.5 million in the first half of 2020, a $55.3 million (-15.2%) decrease.

•	Advertising revenues decreased by $44.6 million (-25.3%), mainly because of lower advertising revenues at TVA Network, the specialty channels, the newspapers, the magazines and Quebecor Out of Home, partly reflecting the major impact of the COVID-19 pandemic.

•	Other revenues decreased by $6.6 million (-8.0%), essentially because of the same factors as those noted above in the discussion of second quarter 2020 results.

•	Subscription revenues decreased by $4.1 million (-3.9%), essentially because of the same factors as those noted above in the discussion of second quarter 2020 results.

Adjusted EBITDA: $11.7 million in the first half of 2020, a $4.8 million (69.6%) increase due essentially to the same factors as those noted above in the discussion of second quarter 2020 results.

Cost/revenue ratio: Employee costs and purchases of goods and services for the Media segment’s operations, expressed as a percentage of revenues, were 96.2% in the first half of 2020 compared with 98.1% in the same period of 2019. The reduction was mainly due to the decrease in operating expenses and the contribution of business acquisitions.

Cash flows from operations: Negative $3.6 million in the first half of 2020 compared with negative $9.9 million in the same period of 2019 (Table 3). The $6.3 million favourable variance was due primarily to the $4.8 million increase in adjusted EBITDA and a $3.1 million decrease in additions to property, plant and equipment.

Sports and Entertainment

Second quarter 2020 operating results

Revenues: $25.9 million in the second quarter of 2020, a $15.4 million (-37.3%) decrease due primarily to a decrease in revenues from book and music distribution and from concerts at the Videotron Centre because of the COVID-19 pandemic.

Adjusted EBITDA: $2.8 million in the second quarter of 2020, a $4.3 million favourable variance due primarily to decreases in some operating expenses, including labour costs as a result of the impact of salary savings and the government measures introduced to deal with the COVID-19 pandemic, partially offset by the impact of the revenue decrease.

Cash flows from operations: $2.1 million in the second quarter of 2020 compared with negative $3.1 million in the same period of 2019 (Table 3). The $5.2 million favourable variance was due to the $4.3 million favourable variance in adjusted EBITDA and a $0.9 million decrease in additions to property, plant and equipment and to intangible assets.

Year-to-date operating results

Revenues: $60.7 million in the first half of 2020, a $21.0 million (-25.7%) decrease due primarily to a decrease in revenues from book and music distribution, from concerts at the Videotron Centre and from the hockey business, due in part to the COVID-19 pandemic.

Adjusted EBITDA: Negative $1.0 million in the first half of 2020, a $1.2 million favourable variance due to the same factors as those noted above in the discussion of second quarter 2020 results.

Cash flows from operations: Negative $2.6 million in the first half of 2020 compared with negative $5.4 million in the same period of 2019 (Table 3). The $2.8 million favourable variance was due primarily to a $1.6 million decrease in additions to property, plant and equipment and to intangible assets, and the $1.2 million increase in adjusted EBITDA.

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of sources and uses of cash flows, as well as a financial position analysis as of the balance sheet date.

Operating activities

Second quarter 2020

Cash flows provided by continuing operating activities: $395.3 million in the second quarter of 2020 compared with $292.7 million in the same period of 2019.

The $102.6 million increase was primarily due to:

•	$107.8 million favourable net change in non-cash balances related to operating activities, due to favourable variances in income tax payable, prepaid expenses and accounts payable and accrued charges, mainly in the Telecommunications segment, reflecting in part the effect of financial accommodations by different levels of government in response to the COVID-19 health crisis;

•	$20.9 million increase in adjusted EBITDA;

•	$3.4 million decrease in the cash portion of financial expenses.

Partially offset by:

•	$19.5 million increase in current income taxes;

•	$8.3 million increase in the cash portion of the charge for restructuring of operations and other items.

Year to date

Cash flows provided by continuing operating activities: $739.4 million in the first half of 2020 compared with $496.0 million in the same period of 2019.

The $243.4 million increase was primarily due to:

•	$249.4 million favourable net change in non-cash balances related to operating activities, mainly in the Telecommunications segment, due to favourable variances in income tax payable and accounts payable and accrued charges, as well as decreased inventory, partially offset by an increase in accounts receivable;

•	$34.3 million increase in adjusted EBITDA.

Partially offset by:

•	$34.9 million increase in current income taxes;

•	$7.2 million increase in the cash portion of the charge for restructuring of operations and other items.

The favourable net variance in income tax payable and in other non-cash items related to the Telecommunications segment’s operating activities, reflecting in part the effect of financial accommodations in the second quarter of 2020, and the increased profitability of the Telecommunications and Media segments, had a favourable impact on cash flows provided by continuing operating activities in the first half of 2020 compared with the same period of 2019.

Working capital: Negative $144.7 million at June 30, 2020 compared with negative $136.5 million at December 31, 2019, an $8.2 million unfavourable variance. The unfavourable variance in income tax payable and decrease in inventory were partially offset by a decrease in accounts payable and a favourable variance in the current portion of long-term debt.

Investing activities

Second quarter 2020

Cash flows used for additions to property, plant and equipment: $106.6 million in the second quarter of 2020 compared with $114.8 million in the same period of 2019. The $8.2 million reduction consists in a $29.0 million decrease due primarily to the postponement of some investments in the Telecommunications segment because of the COVID-19 pandemic, partially offset by a $20.8 million net unfavourable variance in current accounts payable.

Cash flows used for additions to intangible assets: $48.0 million in the second quarter of 2020 compared with $306.9 million in the same period of 2019. The $258.9 million decrease is essentially due to the purchase of spectrum licences in the 600 MHz band for $255.8 million in the second quarter of 2019.

Proceeds from disposal of assets: $0.7 million in the second quarter of 2020 compared with $0.1 million in the same period of 2019.

Business acquisitions: $10.8 million in the second quarter of 2020 compared with $11.1 million in the same period of 2019.

•	Business acquisitions in the second quarter of 2020 consisted essentially of the acquisition of the Théâtre Capitole, a Québec City performance venue, in the Sports and Entertainment segment.

•	In the second quarter of 2019, business acquisitions consisted of the acquisition of the companies in the Incendo Media Inc. (“Incendo Media”) group in the Media segment.

Business disposals: $0.9 million disbursement in the second quarter of 2019 related to adjustments to previous transactions.

Loans to the parent corporation: $158,0 million in the second quarter of 2020.

•	On June 19, 2020, Quebecor entered into a loan agreement with the Corporation pursuant to which the Corporation makes available to Quebecor, by way of one or multiple drawdowns, a $150.0 million non-revolving subordinated and unsecured loan, bearing interest at a rate of 4.25% and maturing in June 2023.

•	During the second quarter of 2020, Quebecor made drawdowns of $95.0 million on its September 13, 2019 loan agreement and a drawdown of $63.0 million on the June 19, 2020 loan agreement with Quebecor Media.

Year to date

Cash flows used for additions to property, plant and equipment: $186.5 million in the first half of 2020 compared with $254.6 million in the same period of 2019. The $68.1 million reduction consists of $39.5 million due primarily to the decrease in investments related to set-top box rental and the postponement of some investments during the COVID-19 pandemic, mainly in the Telecommunications segment, and $28.6 million due to a net favourable variance in current accounts payable.

Cash flows used for additions to intangible assets: $150.8 million in the first half of 2020 compared with $358.1 million in the same period of 2019. The $207.3 million decrease reflects in part the impact of the purchase by Videotron of spectrum licences in the 600 MHz band for $255.8 million in the second quarter of 2019, partially offset by a $42.3 million net unfavourable variance in current accounts payable.

Proceeds from disposal of assets: $2.2 million in the first half of 2020 compared with $2.7 million in the same period of 2019.

Business acquisitions: $10.8 million in the first half of 2020 compared with $34.6 million in the same period of 2019.

•	Business acquisitions in the first half of 2020 consisted essentially of the acquisition of the Théâtre Capitole, a Québec City performance venue, in the Sports and Entertainment segment.

•	In the first half of 2019, business acquisitions consisted of the acquisition of the companies in the Serdy Média inc. group, the companies in the Serdy Video Inc. group, and the companies in the Incendo Media group in the Media segment.

Business disposals: $260.7 million in the first half of 2019, consisting of the sale of the operations of the 4Degrees Colocation data centres.

Loans to the parent corporation: $186.0 million in the second half of 2020, compared with $36.0 million in the same period of 2019.

•	During the first half of 2020, Quebecor made drawdowns of $123.0 million on its September 13, 2019 loan agreement and a drawdown of $63.0 million on the June 19, 2020 loan agreement with Quebecor Media ($36.0 million on its September 28, 2018 loan agreement in the same period of 2019).

Free cash flows from continuing operating activities

Second quarter 2020

Free cash flows from continuing operating activities: $241.4 million in the second quarter of 2020 compared with $126.9 million in the same period of 2019 (Table 3).

The $114.5 million increase was due primarily to:

•	$102.6 million increase in cash flows provided by continuing operating activities;

•	$8.2 million decrease in cash flows used for additions to property, plant and equipment.

Year to date

Free cash flows from continuing operating activities: $404.3 million in the first half of 2020 compared with $141.8 million in the same period of 2019 (Table 3).

The $262.5 million increase was due primarily to:

•	$243.4 million increase in cash flows provided by continuing operating activities;

•	$68.1 million decrease in cash flows used for additions to property, plant and equipment.

Partially offset by:

•	$48.5 million increase in cash flows used for additions to intangible assets (excluding spectrum licences).

Financing activities

Consolidated debt (long-term debt plus bank indebtedness): $51.8 million increase in the first half of 2020; $225.2 million net favourable variance in assets and liabilities related to derivative financial instruments.

•	Debt increases in the first half of 2020 essentially consisted of:

o	$168.9 million unfavourable impact of exchange rate fluctuations. The consolidated debt increase attributable to this item was offset by the increase in the asset (or decrease in the liability) related to cross-currency swap agreements entered under “Derivative financial instruments”;

o	$11.4 million increase in debt attributable to changes in fair value related to hedged interest risk;

o	$8.2 million increase in the bank indebtedness of TVA Group and Videotron.

•	Debt reductions in the first half of 2020 essentially consisted of:

o	$124.3 million net reduction in drawings on the secured revolving credit facility of Videotron, TVA Group and Quebecor Media;

o	$16.4 million decrease in the bank indebtedness of Quebecor Media.

•	Assets and liabilities related to derivative financial instruments totalled a net asset of $902.9 million at June 30, 2020 compared with $677.7 million at December 31, 2019. The $225.2 million net favourable variance was mainly due to:

o	favourable impact of exchange rate fluctuations on the value of derivative financial instruments;

o	favourable impact of interest rate trends in Canada, compared with the United States, on the fair value of derivative financial instruments.

•	On February 21, 2020, TVA Group amended its secured revolving credit facility to extend its term from February 2020 to February 2021, lower the limit from $150.0 million to $75.0 million, and amend certain terms and conditions of the facility.

Financial Position

Net available liquidity: $1.79 billion at June 30, 2020 for Quebecor Media and its wholly owned subsidiaries, consisting of $1.79 billion in available unused revolving credit facilities and $2.8 million in cash and cash equivalents.

Consolidated debt (long-term debt plus bank indebtedness): $5.98 billion at June 30, 2020, a $51.8 million increase compared with December 31, 2019; $225.2 million net favourable variance in assets and liabilities related to derivative financial instruments (see “Financing activities” above).

•	Consolidated debt essentially consisted of Videotron’s $4.31 billion debt ($4.25 billion at December 31, 2019); TVA Group’s $9.8 million debt ($44.9 million at December 31, 2019); and Quebecor Media’s $1.66 billion debt ($1.64 billion at December 31, 2019).

As of June 30, 2020, minimum principal payments on long-term debt in the coming years were as follows:

Table 5

Minimum principal payments on Quebecor Media’s long-term debt

12-month periods ended June 30

(in millions of Canadian dollars)

2021	$4.0
2022	-
2023	2,749.5
2024	829.5
2025	400.0
2026 and thereafter	1,989.5
Total	$5,972.5

From time to time, Quebecor Media may (but is under no obligation to) seek to retire or purchase its outstanding Senior Notes in open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on its liquidity position and requirements, prevailing market conditions, contractual restrictions and other factors. The amounts involved may be material.

The weighted average term of Quebecor Media’s consolidated debt was approximately 4.8 years as of June 30, 2020 (5.3 years as of December 31, 2019). As at June 30, 2020, after taking into account hedging instruments, the debt consisted of approximately 96.3% fixed-rate debt (94.0% as of December 31, 2019) and 3.7% floating-rate debt (6.0% as of December 31, 2019).

The Corporation’s management believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, income tax payments, debt repayments, pension plan contributions, share repurchases and dividends or distributions to shareholders in the future. The Corporation has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries. The Corporation believes it will be able to meet future debt maturities, which are staggered over the coming years.

Pursuant to its financing agreements, the Corporation is required to maintain certain financial ratios. The key indicators listed in those financing agreements include debt service coverage ratio and debt ratio (long-term debt over adjusted EBITDA). At June 30, 2020, the Corporation was in compliance with all required financial ratios.

Dividends declared and paid

•	On May 13, 2020, the Board of Directors of Quebecor Media declared a dividend in the amount of $25.0 million, which was paid to shareholders on May 14, 2020.

•	On August 5, 2020, the Board of Directors of Quebecor Media declared a dividend in the amount of $25.0 million, which was paid to shareholders on August 6, 2020.

Analysis of consolidated balance sheet

Table 6

Consolidated balance sheet of Quebecor Media

Analysis of main differences between June 30, 2020 and December 31, 2019

(in millions of Canadian dollars)

	June 30, 2020	Dec. 31, 2019	Difference	Main reasons for difference
Assets

Inventory	$215.5	$240.4	$(24.9)	Impact of current variances in activity
Property, plant and equipment	3,273.0	3,379.0	(106.0)	Depreciation for the period less additions to property, plant and equipment
Intangible assets	1,472.0	1,444.0	28.0	Additions to intangible assets less amortization for the period
Derivative financial instruments[1]	902.9	677.7	225.2	See “Financing Activities”
Loans to parent corporation	887.1	701.1	186.0	See “Investing Activities”

Liabilities

Accounts payable and accrued charges	$742.1	$805.0	$(62.9)	Impact of current variances in activity
Income taxes[2]	83.5	(15.7)	99.2	Current income taxes for the period, less current disbursements, including the impact of financial accommodations by different levels of government
Long-term debt, including short-term portion and bank indebtedness	5,980.0	5,928.2	51.8	See “Financing Activities”
Deferred income tax[3]	756.2	786.5	(30.3)	Impact of variances in activity on statement of income and consolidated statements of income

[1]	Long-term assets less long-term liabilities.

[2]	Current liabilities less current assets.

[3]	Long-term liabilities less long-term assets.

additionAL INFORMATION

Contractual obligations

At June 30, 2020, material contractual obligations of operating activities included: capital repayment and interest payments on long-term debt and lease liabilities; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 7 below shows a summary of these contractual obligations.

Table 7

Contractual obligations of Quebecor Media as of June 30, 2020

(in millions of Canadian dollars)

	Total	Under 1 year	1-3 years	3-5 years	5 years or more
Long-term debt[1]	$5,972.5	$4.0	$2,749.5	$1,229.5	$1,989.5
Interest payments on long-term debt[2]	1,309.0	239.6	527.2	275.5	266.7
Lease liabilities	188.2	34.7	53.9	36.7	62.9
Interest payments on lease liabilities	55.2	9.1	13.7	9.1	23.3
Additions to property, plant and equipment and other commitments	1,573.6	434.7	484.6	293.2	361.1
Derivative financial instruments[3]	(777.5)	1.6	(616.7)	(152.3)	(10.1)
Total contractual obligations	$8,321.0	$723.7	$3,212.2	$1,691.7	$2,693.4

[1]	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing fees.

[2]	Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of June 30, 2020.

[3]	Estimated future receipts, net of disbursements, related to foreign exchange hedging of U.S.-dollar-denominated debt using derivative financial instruments.

Table 8 presents lease liabilities by segment at June 30, 2020 and December 31, 2019:

Table 8
Lease liabilities by segment
(in millions of Canadian dollars)

	June 30, 2020	Dec. 31, 2019
Telecommunications	$124.7	$114.2
Media	15.7	13.5
Sports and Entertainment	45.3	40.8
Head Office and intersegment	2.5	2.1
Total	$188.2	$170.6

Related party transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.

Operating transactions

During the second quarter of 2020, the Corporation made sales to affiliated companies in the amount of $0.6 million ($0.8 million in the same period of 2019) and recorded $10.8 million in interest revenue on loans ($8.7 million in the same period of 2019) with the parent corporation. The Corporation also made purchases with affiliated companies in the amount of $3.5 million ($0.2 million in the same period of 2019), which are included in “Purchase of goods and services” and recorded $0.6 million in interest expense on leases with the parent corporation ($0.6 million in the same period of 2019). These transactions were accounted for at the consideration agreed between the parties.

During the first six months of 2020, the Corporation made sales to affiliated companies in the amount of $1.7 million ($1.7 million in the same period of 2019) and recorded $20.6 million in interest revenue on loans ($17.3 million in the same period of 2019) with the parent corporation. The Corporation also made purchases with affiliated companies in the amount of $5.6 million ($0.2 million in the same period of 2019), which are included in “Purchase of goods and services” and recorded $1.1 million in interest expense on leases with the parent corporation ($1.2 million in the same period of 2019). These transactions were accounted for at the consideration agreed between the parties.

As of June 30, 2020, loans to the parent corporation amounted to $887.1 million ($701.1 million as of December 31, 2019) and the lease liability with the parent corporation amounted to $31.2 million ($32.7 million as of December 31, 2019).

Management arrangements

The parent corporation has entered into management arrangements with the Corporation. Under these management arrangements, the parent corporation and the Corporation provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Corporation’s executive officers, who also serve as executive officers of the parent corporation.

During the second quarter of 2020, the Corporation received an amount of $0.6 million, which is included as a reduction in employee costs ($0.6 million in the same period of 2019), and incurred management fees of $0.5 million ($0.5 million in the same period of 2019) with shareholders.

During the first six months of 2020, the Corporation received an amount of $1.2 million, which is included as a reduction in employee costs ($1.2 million in the same period of 2019), and incurred management fees of $1.1 million ($1.1 million in the same period of 2019) with shareholders.

Financial instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, accounts receivable, contract assets, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt, and derivative financial instruments.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments: (i) to set in CAN dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency; and (ii) to achieve a targeted balance of fixed- and floating-rate debts. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The carrying value and fair value of long-term debt and derivative financial instruments as of June 30, 2020 and December 31, 2019 were as follows:

Table 9

Fair value of long-term debt and derivative financial instruments
(in millions of Canadian dollars)

	June 30, 2020		December 31, 2019
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1]	$(5,972.5)	$(6,212.1)	$(5,927.9)	$(6,317.7)
Derivative financial instruments
Foreign exchange forward contracts	0.8	0.8	(2.1)	(2.1)
Cross-currency interest rate swaps	902.1	902.1	679.8	679.8

[1]	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing fees.

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using period-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market, to the net exposure of the counterparty or the Corporation.

The losses and gains on valuation and translation of financial instruments for the second quarter and first half of 2020 and 2019 are summarized in Table 10.

Table 10

Loss (gain) on valuation and translation of financial instruments

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2020	2019	2020	2019
(Gain) loss on the ineffective portion of fair value hedges	$0.4	$-	$(0.5)	$0.6
Loss on the ineffective portion of cash flow hedges	0.1	-	0.2	0.1
	$0.5	$-	$(0.3)	$0.7

A loss on cash flow hedges in the amount of $19.0 million was recorded under “Other comprehensive income” in the second quarter of 2020 and a gain on cash flow hedges of $43.9 million was recorded in the first half of 2020 (gains of $49.5 million and $30.2 million in the second quarter and first half of 2019 respectively).

Contingencies and legal disputes

In the context of disputes between the Corporation and a competitor, legal proceedings have been initiated by the Corporation and against the Corporation. At this stage of proceedings, management of the Corporation is in the opinion that the outcome is not expected to have a material adverse effect on the Corporation’s results or on its financial position.

On August 15, 2019, the Canadian Radio-television and Telecommunications Commission (“CRTC”) issued an order finalizing the rates, retroactively to March 31, 2016, at which the large cable and telephone companies provide aggregated wholesale access to their high-speed Internet networks. The interim rates in effect since 2016 have been invoiced to resellers and accounted for in the Corporation consolidated financial statements. The new rates are substantially lower than interim rates and could result in a retrospective reduction in earnings of approximately $30.0 million (before income taxes) for the 2020 financial year and approximately $52.0 million (before income taxes) for the period of March 31, 2016 to December 31, 2019. On September 13, 2019, a coalition of cable companies (including Videotron) and Bell Canada filed separate appeals of the CRTC’s order with the Federal Court of Appeal arguing, among other things, that the order is marked by numerous errors of law and jurisdiction resulting in wholesale rates that are unreasonably low. The cable companies and Bell Canada also filed separate requests to stay the implementation of the order pending disposition of their appeals. On November 22, 2019, the leave to appeal was granted by the Federal Court of Appeal and the interim stay of the CRTC’s order granted by this court on September 27, 2019, was extended until a final ruling by the court is made. Accordingly, at this stage of these proceedings, the Corporation still estimates that the interim rates are the appropriate basis to account for its wholesale Internet access revenues.

Risk Factors Updates

The COVID-19 pandemic continues to evolve rapidly. The extent to which it may impact the Corporation’s business and activities is highly uncertain and cannot be predicted with precision, and will depend on future developments such as the spread of the virus, the duration of the outbreak, the risks associated with a possible second wave of the virus, its impact on consumer spending, labour shortages due to the virus, the resulting disruption in the supply chain and the effectiveness of the actions taken by the federal and Québec governments to manage the pandemic. Public and private sector regulations, policies and other measures aimed at reducing the spread of COVID-19 pandemic include the suspension of business activities deemed non-essential, the promotion of social distancing, lockdown orders, and the adoption of work-from-home and online education by companies, schools and institutions.

Potential adverse impacts of the COVID-19 pandemic include, but are not limited to:

•	a reduction in demand for the Corporation’s products or services, or an increase in delinquent or unpaid bills, due to job losses and associated financial hardship;

•	a decline in the Corporation’s revenues as a result of services provided at no cost to customers, such as suspending data caps on residential and business Internet plans, suspending roaming charges, access fees for speciality television services and exclusive on-demand content;

•	a reduction in the value of broadcast and distribution rights due to the postponement or cancellation of sporting events and a corresponding decline in subscription revenues;

•	customers downgrading or cancelling their services;

•	issues delivering the Corporation’s products and services, including delays in client migration to Videotron’s new Helix home entertainment and management platform;

•	lost revenue due to the significant economic challenges that small and medium-sized business customers are facing;

•	lower advertising revenues and reduced film and audiovisual content activity in the Media segment;

•	delays or cancellations of shows and events, and interruption of music and book distribution activities in the Sports and Entertainment segment;

•	uncertainty associated with the costs and availability of resources required to provide appropriate levels of service to customers;

•	additional capital expenditures and the availability of resources required to maintain, upgrade or expand the Corporation’s network in order to accommodate increased network usage;

•	uncertainty associated with costs, delays and availability of resources required to complete major maintenance and expansion projects;

•	the ability of certain suppliers and vendors to provide products and services to the Corporation;

•	the impact of legislation, regulations and other government interventions in response to the COVID-19 pandemic;

•	the negative impact on global credit and capital markets; and

•	the ability to access capital markets at a reasonable cost.

Any of these risks and uncertainties could have a material adverse impact on the business, prospects, results of operations and financial condition of the Corporation.

This update to the Corporation’s Risk Factors should be read in conjunction with “Item 3. Key Information – B. Risk Factors” in the Corporation’s Annual Report for the financial year ended December 31, 2019 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at <www.sec.gov>.

Cautionary Statement regarding Forward-Looking Statements

This report contains forward-looking statements with respect to the Corporation’s financial condition, results of operations, business, and certain of its plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Corporation operates, as well as beliefs and assumptions made by its management. Such statements include, in particular, statements about the Corporation’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe,” or “seek,” or the negatives of those terms or variations of them or similar terminology, are intended to identify such forward-looking statements. Although the Corporation believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Corporation’s anticipated business strategies; anticipated trends in its business; anticipated reorganizations of any of its segments or businesses, and any related restructuring provisions or impairment charges; and its ability to continue to control costs. The Corporation can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	Quebecor Media’s ability to continue successfully developing its network and the facilities that support its mobile services;

•	general economic, financial or market conditions and variations in the businesses of local, regional and national advertisers in Quebecor Media’s newspapers, television outlets and other media properties;

•	the intensity of competitive activity in the industries in which Quebecor Media operates;

•	fragmentation of the media landscape;

•	new technologies that might change consumer behaviour with respect to Quebecor Media’s product suites;

•	unanticipated higher capital spending required for developing Quebecor Media’s network or to address the continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of Quebecor Media’s business;

•	Quebecor Media’s ability to implement its business and operating strategies successfully and to manage its growth and expansion;

•	disruptions to the network through which Quebecor Media provides its digital cable television, Internet access, mobile and cable telephony, and Club illico services, and its ability to protect such services against piracy, unauthorized access and other security breaches;

•	labour disputes or strikes;

•	service interruptions resulting from equipment breakdown, network failure, the threat of natural disaster, epidemics, pandemics and other public health crises, including the COVID-19 pandemic, and political instability in some countries;

•	impact of emergency measures implemented by various governments;

•	changes in Quebecor Media’s ability to obtain services and equipment critical to its operations;

•	changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of Quebecor Media’s licences or markets, or in an increase in competition, compliance costs or capital expenditures;

•	Quebecor Media’s ability to successfully develop its Sports and Entertainment segment and other expanding lines of business in its other segments;

•	Quebecor Media’s substantial indebtedness, the tightening of credit markets, and the restrictions on its business imposed by the terms of its debt; and

•	interest rate fluctuations that could affect a portion of Quebecor Media’s interest payment requirements on long term debt.

The Corporation cautions investors and others that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the Annual Report on Form 20-F under “Item 3. Key Information – B. Risk Factors” and under “Risk Factors Updates” of this Management Discussion and Analysis. Each of these forward-looking statements speaks only as of the date of this report. The Corporation disclaims any obligation to update these statements unless applicable securities laws require it to do so. The Corporation advises investors and others to consult any documents it may file with or furnish to the U.S. Securities and Exchange Commission.

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF INCOME

		Three months ended		Six months ended
(in millions of Canadian dollars)		June 30		June 30
(unaudited)	Note	2020	2019	2020	2019
Revenues	2	$1,003.8	$1,056.9	$2,059.3	$2,084.2

Employee costs	3	136.9	172.5	315.8	352.5
Purchase of goods and services	3	391.0	429.4	831.5	854.0
Depreciation and amortization		196.0	188.8	394.3	377.5
Financial expenses	4	69.0	72.3	144.7	143.8
Loss (gain) on valuation and translation of financial instruments		0.5	-	(0.3)	0.7
Restructuring of operations and other items	5	10.3	17.3	14.2	25.8
Income before income taxes		200.1	176.6	359.1	329.9

Income taxes (recovery):
Current		59.3	39.8	120.3	85.4
Deferred		(9.9)	7.2	(27.5)	2.4
		49.4	47.0	92.8	87.8

Income from continuing operations		150.7	129.6	266.3	242.1

Income from discontinued operations	15	32.5	-	33.8	97.5

Net income		$183.2	$129.6	$300.1	$339.6

Income (loss) from continuing operations attributable to
Shareholders		$151.6	$131.4	$267.4	$246.0
Non-controlling interests		(0.9)	(1.8)	(1.1)	(3.9)

Net income (loss) attributable to
Shareholders		$184.1	$131.4	$301.2	$343.5
Non-controlling interests		(0.9)	(1.8)	(1.1)	(3.9)

See accompanying notes to condensed consolidated financial statements.

1

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Three months ended		Six months ended
(in millions of Canadian dollars)		June 30		June 30
(unaudited)	Note	2020	2019	2020	2019
Income from continuing operations		$150.7	$129.6	$266.3	$242.1

Other comprehensive (loss) income from continuing operations:

Items that may be reclassified to income:
Cash flow hedges:
(Loss) gain on valuation of derivative financial instruments		(19.0)	49.5	43.9	30.2
Deferred income taxes		6.4	(4.7)	(8.6)	1.8
				-
Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement loss		(62.0)	-	(62.0)	-
Deferred income taxes		16.0	-	16.0	-
		(58.6)	44.8	(10.7)	32.0

Comprehensive income from continuing operations		92.1	174.4	255.6	274.1

Income from discontinued operations	15	32.5	-	33.8	97.5

Comprehensive income		$124.6	$174.4	$289.4	$371.6

Comprehensive income (loss) from continuing operations attributable to
Shareholders		$96.5	$176.2	$260.2	$278.0
Non-controlling interests		(4.4)	(1.8)	(4.6)	(3.9)

Comprehensive income (loss) attributable to
Shareholders		$129.0	$176.2	$294.0	$375.5
Non-controlling interests		(4.4)	(1.8)	(4.6)	(3.9)

See accompanying notes to condensed consolidated financial statements.

2

QUEBECOR MEDIA INC.

SEGMENTED INFORMATION

(in millions of Canadian dollars)
(unaudited)
	Three months ended June 30, 2020
				Head
			Sports	office
			and	and Inter-
	Telecommunications	Media	Entertainment	segments	Total
Revenues	$869.1	$132.7	$25.9	$(23.9)	$1,003.8

Employee costs	100.7	26.2	4.1	5.9	136.9
Purchase of goods and services	304.8	98.9	19.0	(31.7)	391.0
Adjusted EBITDA[1]	463.6	7.6	2.8	1.9	475.9

Depreciation and amortization					196.0
Financial expenses					69.0
Loss on valuation and translation of financial instruments					0.5
Restructuring of operations and other items					10.3
Income before income taxes					$200.1

Cash flows used for :
Additions to property, plant and equipment	$104.8	$1.6	$-	$0.2	$106.6
Additions to intangible assets	41.0	6.2	0.7	0.1	48.0

	Three months ended June 30, 2019
				Head
			Sports	office
			and	and Inter-
	Telecommunications	Media	Entertainment	segments	Total
Revenues	$854.4	$190.1	$41.3	$(28.9)	$1,056.9

Employee costs	95.9	59.9	9.9	6.8	172.5
Purchase of goods and services	308.5	124.5	32.9	(36.5)	429.4
Adjusted EBITDA[1]	450.0	5.7	(1.5)	0.8	455.0

Depreciation and amortization					188.8
Financial expenses					72.3
Restructuring of operations and other items					17.3
Income before income taxes					$176.6

Cash flows used for :
Additions to property, plant and equipment	$111.2	$2.0	$0.5	$1.1	$114.8
Additions to intangible assets	296.5	9.0	1.1	0.3	306.9

3

QUEBECOR MEDIA INC.

SEGMENTED INFORMATION (continued)

(in millions of Canadian dollars)
(unaudited)
	Six months ended June 30, 2020
				Head
			Sports	office
			and	and Inter-
	Telecommunications	Media	Entertainment	segments	Total
Revenues	$1,743.8	$307.5	$60.7	$(52.7)	$2,059.3

Employee costs	203.6	85.9	14.1	12.2	315.8
Purchase of goods and services	641.1	209.9	47.6	(67.1)	831.5
Adjusted EBITDA[1]	899.1	11.7	(1.0)	2.2	912.0

Depreciation and amortization					394.3
Financial expenses					144.7
Gain on valuation and translation of financial instruments					(0.3)
Restructuring of operations and other items					14.2
Income before income taxes					$359.1

Cash flows used for :
Additions to property, plant and equipment	$178.4	$7.8	$0.1	$0.2	$186.5
Additions to intangible assets	136.1	13.1	1.5	0.1	150.8

	Six months ended June 30, 2019
				Head
			Sports	office
			and	and Inter-
	Telecommunications	Media	Entertainment	segments	Total
Revenues	$1,695.1	$362.8	$81.7	$(55.4)	$2,084.2

Employee costs	199.6	117.4	19.6	15.9	352.5
Purchase of goods and services	622.5	238.5	64.3	(71.3)	854.0
Adjusted EBITDA[1]	873.0	6.9	(2.2)	-	877.7

Depreciation and amortization					377.5
Financial expenses					143.8
Loss on valuation and translation of financial instruments					0.7
Restructuring of operations and other items					25.8
Income before income taxes					$329.9

Cash flows used for :
Additions to property, plant and equipment	$243.8	$8.7	$1.0	$1.1	$254.6
Additions to intangible assets	345.1	10.6	2.1	0.3	358.1

[1]	The Chief Executive Officer uses adjusted EBITDA as the measure of profit to assess the performance of each segment. Adjusted EBITDA is referred as a non-IFRS measure and is defined as net income before depreciation and amortization, financial expenses, loss (gain) on valuation and translation of financial instruments, restructuring of operations and other items, income taxes and income from discontinued operations.

See accompanying notes to condensed consolidated financial statements.

4

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars)

(unaudited)

	Equity attributable to shareholders				Equity
				Accumulated	attributable
				other	to non-
	Capital	Contributed		comprehensive	controlling	Total
	stock	surplus	Deficit	income	interests	equity
	(note 10)			(note 12)
Balance as of December 31, 2018	$3,019.7	$1.3	$(1,621.9)	$(81.3)	$88.6	$1,406.4
Net income (loss)	-	-	343.5	-	(3.9)	339.6
Other comprehensive income	-	-	-	32.0	-	32.0
Dividends	-	-	(50.0)	-	-	(50.0)
Balance as of June 30, 2019	3,019.7	1.3	(1,328.4)	(49.3)	84.7	1,728.0
Net income	-	-	352.4	-	9.4	361.8
Other comprehensive (loss) income	-	-	-	(12.6)	0.6	(12.0)
Dividends	-	-	(50.0)	-	-	(50.0)
Balance as of December 31, 2019	3,019.7	1.3	(1,026.0)	(61.9)	94.7	2,027.8
Net income (loss)	-	-	301.2	-	(1.1)	300.1
Other comprehensive loss	-	-	-	(7.2)	(3.5)	(10.7)
Dividends	-	-	(50.0)	-	(0.2)	(50.2)
Balance as of June 30, 2020	$3,019.7	$1.3	$(774.8)	$(69.1)	$89.9	$2,267.0

See accompanying notes to condensed consolidated financial statements.

5

QUEBECOR MEDIA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)

(unaudited)

		Three months ended		Six months ended
		June 30		June 30
	Note	2020	2019	2020	2019
Cash flows related to operating activities
Income from continuing operations		$150.7	$129.6	$266.3	$242.1
Adjustments for:
Depreciation of property, plant and equipment		152.2	150.4	304.9	301.0
Amortization of intangible assets		34.4	28.8	70.3	57.4
Amortization of right-of-use assets		9.4	9.6	19.1	19.1
Loss (gain) on valuation and translation of financial instruments		0.5	-	(0.3)	0.7
Impairment of assets	5	-	15.3	-	18.8
Amortization of financing costs and long-term debt discount	4	2.0	1.9	4.0	3.8
Deferred income taxes		(9.9)	7.2	(27.5)	2.4
Other		(2.4)	(0.7)	0.2	(2.3)
		336.9	342.1	637.0	643.0
Net change in non-cash balances related to operating activities		58.4	(49.4)	102.4	(147.0)
Cash flows provided by continuing operating activities		395.3	292.7	739.4	496.0
Cash flows related to investing activities
Business acquisitions	6	(10.8)	(11.1)	(10.8)	(34.6)
Business disposals	15	-	(0.9)	-	260.7
Additions to property, plant and equipment		(106.6)	(114.8)	(186.5)	(254.6)
Additions to intangible assets	7	(48.0)	(306.9)	(150.8)	(358.1)
Proceeds from disposal of assets		0.7	0.1	2.2	2.7
Loans to the parent corporation	8	(158.0)	-	(186.0)	(36.0)
Other		(0.8)	(5.9)	(1.4)	(7.0)
Cash flows used in continuing investing activities		(323.5)	(439.5)	(533.3)	(426.9)
Cash flows related to financing activities
Net change in bank indebtedness		5.0	(6.8)	(8.2)	(3.7)
Net change under revolving facilities		(68.4)	191.7	(124.3)	11.0
Repayment of long-term debt		-	(3.6)	-	(7.3)
Repayment of lease liabilities		(11.7)	(11.2)	(21.9)	(21.7)
Settlement of hedging contracts		(0.8)	(0.8)	(0.8)	(0.8)
Dividends		(25.0)	(25.0)	(50.0)	(50.0)
Dividends paid to non-controlling interests		-	-	(0.2)	-
Cash flows (used in) provided by continuing financing activities		(100.9)	144.3	(205.4)	(72.5)

Cash flows (used in) provided by continuing operations		(29.1)	(2.5)	0.7	(3.4)

Cash flows provided by (used in) discontinued operations	15	7.8	1.6	7.8	(0.7)

Cash and cash equivalents at beginning of period		43.8	17.8	14.0	21.0
Cash and cash equivalents at end of period		$22.5	$16.9	$22.5	$16.9

Cash and cash equivalents consist of
Cash		$17.8	$5.7	$17.8	$5.7
Cash equivalents		4.7	11.2	4.7	11.2
		$22.5	$16.9	$22.5	$16.9

Interest and taxes reflected as operating activities
Cash interest payments		$116.3	$108.3	$154.7	$155.4
Cash income tax payments (net of refunds)		(0.2)	42.1	22.0	180.8

See accompanying notes to condensed consolidated financial statements.

6

QUEBECOR MEDIA INC.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)

(unaudited)

		June 30	December 31
	Note	2020	2019
Assets

Current assets
Cash and cash equivalents		$22.5	$14.0
Accounts receivable		564.4	558.2
Contract assets		156.2	160.3
Income taxes		7.8	19.1
Inventories		215.5	240.4
Other current assets		118.6	121.1
		1,085.0	1,113.1

Non-current assets
Property, plant and equipment		3,273.0	3,379.0
Intangible assets		1,472.0	1,444.0
Goodwill		2,692.9	2,692.9
Right-of-use assets		151.5	130.9
Derivative financial instruments		902.9	679.8
Deferred income taxes		40.7	34.3
Loans to the parent corporation	8	887.1	701.1
Other assets		251.1	248.4
		9,671.2	9,310.4
Total assets		$10,756.2	$10,423.5

Liabilities and equity

Current liabilities
Bank indebtedness		$20.6	$28.8
Accounts payable, accrued charges and provisions		742.1	805.0
Deferred revenue		337.0	333.5
Income taxes		91.3	3.4
Current portion of long-term debt	9	4.0	44.9
Current portion of lease liabilities		34.7	34.0
		1,229.7	1,249.6

Non-current liabilities
Long-term debt	9	5,955.4	5,854.5
Lease liabilities		153.5	136.5
Derivative financial instruments		-	2.1
Deferred income taxes		796.9	820.8
Other liabilities		353.7	332.2
		7,259.5	7,146.1

Equity
Capital stock	10	3,019.7	3,019.7
Contributed surplus		1.3	1.3
Deficit		(774.8)	(1,026.0)
Accumulated other comprehensive loss	12	(69.1)	(61.9)
Equity attributable to shareholders		2,177.1	1,933.1
Non-controlling interests		89.9	94.7
		2,267.0	2,027.8
Contingencies	14

Total liabilities and equity		$10,756.2	$10,423.5

See accompanying notes to condensed consolidated financial statements.

7

QUEBECOR MEDIA INC.

notes to condensed consolidated financial statements

For the three-month and six-month periods ended June 30, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

Quebecor Media Inc. (“Quebecor Media” or the “Corporation”) is incorporated under the laws of Québec and, is a wholly owned subsidiary of Quebecor Inc. (“Quebecor” or the “parent corporation”). Unless the context otherwise requires, Quebecor Media or the Corporation refer to Quebecor Media and its subsidiaries. The Corporation’s head office and registered office is located at 612 rue Saint-Jacques, Montréal (Québec), Canada.

The Corporation operates, through its subsidiaries, in the following industry segments: Telecommunications, Media, and Sports and Entertainment. The Telecommunications segment offers television distribution, Internet access, business solutions, cable and mobile telephony and over-the-top video services in Canada and is engaged in the rental of movies and televisual products through its video-on-demand service. The operations of the Media segment in Québec include the operation of an over-the-air television network and specialty television services, the operation of soundstage and equipment leasing and post-production services for the film and television industries, the printing, publishing and distribution of daily newspapers, the operation of Internet portals and specialized Web sites, the publishing and distribution of magazines, the production and distribution of audiovisual content, and the operation of an out-of-home advertising business. The activities of the Sports and Entertainment segment in Québec encompass the operation and management of the Videotron Centre in Québec City, show production, sporting and cultural events management, the publishing and distribution of books, the distribution and production of music, and the operation of two Quebec Major Junior Hockey League teams.

COVID-19 pandemic

The COVID-19 pandemic is having a significant impact on the economic environment in Canada and around the world. On March 13, 2020, in order to limit the spread of the virus, the Québec government imposed a number of restrictions and special preventive measures, including the suspension of business activities deemed non-essential. Since then, the Québec government has gradually announced the stages of its reopening plan, which extend over a period of several months. This crisis curtailed the operations of many of Quebecor’s business partners and has led to a significant slowdown in some of Quebecor’s segments in the first semester of 2020. Among other impacts, the COVID-19 virus and the measures to prevent its spread have led to a significant reduction in volume at Videotron Ltd (“Videotron”)’s retail outlets and delays in client migration to its new Helix entertainment and home management platform; lower advertising revenues, a significant decrease of sports events broadcast by the TVA Sports channel, and reduced film and audiovisual content activity in the Media segment; and delays or cancellations of shows and events, and interruption of music and book distribution activities in the Sports and Entertainment segment. However, Quebecor has continued and will continue to provide essential telecommunications and news services during this health crisis, while safeguarding the health and safety of the public and of its employees. Because of the slowdown in the economy, approximately 10% of Quebecor’s workforce received benefits under the Corporation’s assistance program because they are on stand-by. During the health crisis, this program provides financial assistance in addition to the Canada Emergency Wage Subsidy or Canada Emergency Response Benefit programs. Most of the business units in the Media segment and Sports and Entertainment segment qualified for the Emergency Wage Subsidy, and provisions for subsidies receivable were recorded in the second quarter of 2020 as a reduction in employee costs. Given the uncertainty about the evolution of the pandemic, the full impact of the crisis cannot be determined with certainty at this stage.

8

QUEBECOR MEDIA INC.

notes to condensed consolidated financial statements (continued)

For the three-month and six-month periods ended June 30, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), except that they do not include all disclosures required under IFRS for annual consolidated financial statements. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and accordingly, they are condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2019 annual consolidated financial statements, which contain a description of the accounting policies used in the preparation of these condensed consolidated financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of Quebecor Media on August 5, 2020.

Comparative figures for previous periods have been restated to conform to the presentation adopted for the three-month and six-month periods ended June 30, 2020.

2.	REVENUES

	Three months ended June 30		Six months ended June 30
	2020	2019	2020	2019
Telecommunications:
Internet	$276.1	$278.7	$553.6	$552.3
Cable television	227.8	247.5	460.9	492.7
Mobile telephony	159.7	146.4	319.9	287.8
Cable telephony	86.9	85.7	169.7	173.0
Equipment sales	73.9	51.4	150.0	100.6
Other	44.7	44.7	89.7	88.7
Media:
Advertising	54.1	92.6	131.9	176.5
Subscription	47.9	53.0	99.7	103.8
Other	30.7	44.5	75.9	82.5
Sports and Entertainment	25.9	41.3	60.7	81.7
Inter-segments	(23.9)	(28.9)	(52.7)	(55.4)
	$1,003.8	$1,056.9	$2,059.3	$2,084.2

9

QUEBECOR MEDIA INC.

notes to condensed consolidated financial statements (continued)

For the three-month and six-month periods ended June 30, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

3.	EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

	Three months ended June 30		Six months ended June 30
	2020	2019	2020	2019
Employee costs	$188.9	$229.4	$419.7	$460.6
Less employee costs capitalized to property, plant and equipment and intangible assets	(52.0)	(56.9)	(103.9)	(108.1)
	136.9	172.5	315.8	352.5
Purchase of goods and services:
Royalties, rights and creation costs[1]	168.7	183.5	337.2	352.8
Cost of products sold	90.9	87.4	188.0	180.4
Service contracts	40.7	36.4	87.1	73.9
Marketing, circulation and distribution expenses	12.2	23.0	33.3	46.2
Other	78.5	99.1	185.9	200.7
	391.0	429.4	831.5	854.0
	$527.9	$601.9	$1,147.3	$1,206.5

[1]	During the second quarter of 2020, the Corporation remeasured its audiovisual content asset, given the current pandemic and its impacts on the Media segment’s operations. As a result of this remeasurement, the Media segment recorded a $28.1 million charge for audiovisual content for the three-month and six-month periods ended June 30, 2020. Despite this charge, audiovisual content rights and costs of the Media segment for these periods decreased by $12.6 million and $12.1 million by comparison with the respective three-month and six-month periods ended June 30, 2019. The management of the Corporation will remeasure its audiovisual content asset in the coming quarters as the situation develops.

4.	FINANCIAL EXPENSES

	Three months ended June 30		Six months ended June 30
	2020	2019	2020	2019
Interest on long-term debt	$73.9	$74.8	$148.8	$150.0
Amortization of financing costs and long-term debt discount	2.0	1.9	4.0	3.8
Interest on lease liabilities	2.3	2.7	4.9	5.2
Interest on net defined benefit liability	1.9	1.7	3.7	3.4
(Gain) loss on foreign currency translation on short-term monetary items	(1.5)	(0.6)	3.0	(1.4)
Interest from the parent corporation	(10.8)	(8.7)	(20.6)	(17.3)
Other	1.2	0.5	0.9	0.1
	$69.0	$72.3	$144.7	$143.8

10

QUEBECOR MEDIA INC.

notes to condensed consolidated financial statements (continued)

For the three-month and six-month periods ended June 30, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

5.	RESTRUCTURING OF OPERATIONS AND OTHER ITEMS

During the respective three-month and six-month periods ended June 30, 2020, charges of $10.3 million and $14.2 million were recorded in connection with cost reduction initiatives in the Corporation’s various segments.

During the respective three-month and six-month periods ended June 30, 2019, charges of $2.0 million and $7.0 million were recorded relating to cost reduction initiatives and impairment of assets charges of $15.3 million and $18.8 million were also recorded.

6.	BUSINESS ACQUISITIONS

On June 17, 2020, the Sports and Entertainment segment acquired the Théâtre Capitole, a concert hall in Québec, for a cash consideration of $10.8 million, net of an assumed working capital liability. The acquired assets consist mainly of the building and equipment.

On February 13, 2019, TVA Group Inc. (“TVA Group”) acquired the companies in the Serdy Média inc. and Serdy Video Inc. groups, including the Évasion and Zeste specialty channels, for a total cash consideration of $23.5 million, net of cash acquired of $0.5 million. An amount of $1.6 million relating to certain post-closing adjustments was also paid during the third quarter of 2019. The acquired assets consisted mainly of intangible assets and goodwill.

On April 1, 2019, TVA Group acquired the Incendo Media inc. group, a Montréal-based producer and distributor of television programs for international markets, for a cash consideration of $11.1 million (net of cash acquired of $0.9 million) and a balance payable at fair value of $6.8 million. An amount of $0.6 million relating to certain post-closing adjustment was also received during the third quarter of 2019. The purchase price is subject to adjustments relating to the achievement of future conditions. The acquired assets consist mainly of intangible assets and goodwill.

7.	SPECTRUM LICENCES

On April 10, 2019, Videotron acquired ten 600 MHz spectrum licences covering Eastern, Southern and Northern Québec, as well as Outaouais and Eastern Ontario regions for a total price of $255.8 million.

8.	LOANS TO THE PARENT CORPORATION

On June 19, 2020, Quebecor entered into a loan agreement with the Corporation pursuant to which the Corporation makes available to Quebecor, by way of one or multiple drawdowns, a $150.0 million non-revolving subordinated and unsecured loan, bearing interest at a rate of 4.25% and maturing in June 2023.

During the six-month period ended June 30, 2020, Quebecor made drawdowns of $123.0 million on the September 13, 2019 loan agreement and a drawdown of $63 million on the June 19, 2020 loan agreement with Quebecor Media (drawdown of $36.0 million on the September 28, 2018 loan agreement in 2019). As of June 30, 2020, the outstanding balance on the various loans to the parent corporation was $887.1 million ($701.1 million as of December 31, 2019).

11

QUEBECOR MEDIA INC.

notes to condensed consolidated financial statements (continued)

For the three-month and six-month periods ended June 30, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

9.	LONG-TERM DEBT

Components of long-term debt are as follows:

	June 30, 2020	December 31, 2019
Long-term debt	$5,972.5	$5,927.9
Change in fair value related to hedged interest rate risk	20.5	9.1
Financing fees, net of amortization	(33.6)	(37.6)
	5,959.4	5,899.4
Less current portion	(4.0)	(44.9)
	$5,955.4	$5,854.5

As of June 30, 2020, the carrying value of long-term debt denominated in U.S. dollars, excluding financing fees, was $3,899.1 million ($3,718.8 million as of December 31, 2019) while the net fair value of related hedging derivative instruments were in an asset position of $902.1 million ($679.8 million as of December 31, 2019).

On February 21, 2020, TVA Group amended its secured revolving credit facility to extend its term from February 2020 to February 2021, to reduce the amount available for borrowing from $150.0 million to $75.0 million and to amend certain terms and conditions.

12

QUEBECOR MEDIA INC.

notes to condensed consolidated financial statements (continued)

For the three-month and six-month periods ended June 30, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

10.	CAPITAL STOCK

(a)	Authorized capital stock

An unlimited number of Common Shares, without par value;

An unlimited number of non-voting Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are determined by the Board of Directors prior to each issue:

•	An unlimited number of Cumulative First Preferred Shares, Series A (“Preferred A Shares”), carrying a 12.5% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•	An unlimited number of Cumulative First Preferred Shares, Series B (“Preferred B Shares”), carrying a fixed cumulative preferential dividend, generally equivalent to the Corporation’s credit facility interest rate, redeemable at the option of the holder and retractable at the option of the Corporation;

•	An unlimited number of Cumulative First Preferred Shares, Series C (“Preferred C Shares”), carrying an 11.25% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•	An unlimited number of Cumulative First Preferred Shares, Series D (“Preferred D Shares”), carrying an 11.0% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•	An unlimited number of Cumulative First Preferred Shares, Series F (“Preferred F Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

•	An unlimited number of Cumulative First Preferred Shares, Series G (“Preferred G Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Corporation;

An unlimited number of non-voting Preferred Shares, Series E (“Preferred E Shares”), carrying a non-cumulative dividend subsequent to the holders of Cumulative First Preferred Shares, redeemable at the option of the holder and retractable at the option of the Corporation.

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of December 31, 2019 and June 30, 2020	79,377,062	$3,019.7

13

QUEBECOR MEDIA INC.

notes to condensed consolidated financial statements (continued)

For the three-month and six-month periods ended June 30, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

11.	STOCK-BASED COMPENSATION PLANS

Stock option plans

The following table provides details of changes to outstanding options in the principal stock-based compensation plans in which management of the Corporation and its subsidiaries participates, for the six-month period ended June 30, 2020:

	Outstanding options
	Number	Weighted average exercise price
Quebecor
As of December 31, 2019	2,404,892	$29.20
Cancelled	(70,000)	30.58
As of June 30, 2020	2,334,892	$29.16
Vested options as of June 30, 2020	–	$–

Quebecor Media
As of December 31, 2019	129,200	$65.41
Exercised	(72,500)	64.42
As of June 30, 2020	56,700	$66.67
Vested options as of June 30, 2020	56,700	$66.67

TVA Group
As of December 31, 2019	515,000	$2.43
Cancelled	(10,000)	2.16
As of June 30, 2020	505,000	$2.43
Vested options as of June 30, 2020	35,000	$6.85

During the three-month period ended June 30, 2020, 16,000 stock options of Quebecor Media were exercised for a cash consideration of $0.9 million (41,500 stock options for $2.1 million in 2019). During the six-month period ended June 30, 2020, 72,500 stock options of Quebecor Media were exercised for a cash consideration of $4.3 million (108,450 stock options for $5.5 million in 2019). During the six-month period ended June 30, 2019, 90,000 stock options of Quebecor were exercised for a cash consideration of $1.5 million.

14

QUEBECOR MEDIA INC.

notes to condensed consolidated financial statements (continued)

For the three-month and six-month periods ended June 30, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

11.	STOCK-BASED COMPENSATION PLANS (continued)

Deferred share unit and performance share unit plans

The deferred share unit (“DSU”) and performance share unit (“PSU”) plans are based either on Quebecor Class B Shares and on TVA Group Class B Non-Voting Shares (“TVA Group Class B Shares”). The DSUs vest over six years and will be redeemed for cash only upon the participant’s retirement or termination of employment, as the case may be, and the PSUs vest over three years and will be redeemed for cash at the end of this period subject to the achievement of financial targets. DSUs and PSUs entitle the holders to receive additional units when dividends are paid on Quebecor Class B Shares or TVA Group Class B Shares. As of June 30, 2020, 135,385 DSUs based on Quebecor Class B Shares and 196,965 DSUs based on TVA Group Class B Shares were outstanding under these plans. As of June 30, 2020, there is no PSUs outstanding. During the first quarter of 2020, a cash consideration of $4.3 million was paid upon PSUs redemption ($4.7 million in 2019).

Stock-based compensation expense

For the three-month period ended June 30, 2020, a consolidated charge related to all stock-based compensation plans was recorded in the amount of $0.5 million ($0.5 million in 2019). For the six-month period ended June 30, 2020, a reversal of the consolidated charge related to all stock-based compensation plans was recorded in the amount of $0.4 million (a charge of $5.3 million in 2019).

12.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	Cash flow hedges[1]	Defined benefit plans[2]	Total
Balance as of December 31, 2018	$(30.3)	$(51.0)	$(81.3)
Other comprehensive income	32.0	–	32.0
Balance as of June 30, 2019	1.7	(51.0)	(49.3)
Other comprehensive income (loss)	38.6	(51.2)	(12.6)
Balance as of December 31, 2019	40.3	(102.2)	(61.9)
Other comprehensive income (loss)	35.3	(42.5)	(7.2)
Balance as of June 30, 2020	$75.6	$(144.7)	$(69.1)

[1]	No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 6 3/4-year period.

[2]	The re-measurement loss in the consolidated statement of comprehensive income for the six-month period ended June 30, 2020 is mainly due to a decrease of the discount rate since December 31, 2019.

15

QUEBECOR MEDIA INC.

notes to condensed consolidated financial statements (continued)

For the three-month and six-month periods ended June 30, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

13.	FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with IFRS 13, Fair Value Measurement, the Corporation considers the following fair value hierarchy which reflects the significance of the inputs used in measuring its financial instruments:

•	Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2:	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•	Level 3:	inputs that are not based on observable market data (unobservable inputs).

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models using Level 1 and Level 2 inputs. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instruments and factors observable in external market data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs), to the net exposure of the counterparty or the Corporation. Derivative financial instruments are classified as Level 2.

The carrying value and fair value of long-term debt and derivative financial instruments as of June 30, 2020 and December 31, 2019 are as follows:

	June 30, 2020		December 31, 2019
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1]	$(5,972.5)	$(6,212.1)	$(5,927.9)	$(6,317.7)
Derivative financial instruments
Foreign exchange forward contracts	0.8	0.8	(2.1)	(2.1)
Cross-currency interest rate swaps	902.1	902.1	679.8	679.8

[1]	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing fees.

16

QUEBECOR MEDIA INC.

notes to condensed consolidated financial statements (continued)

For the three-month and six-month periods ended June 30, 2020 and 2019

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

14.	CONTINGENCIES

In the context of disputes between the Corporation and a competitor, legal proceedings have been initiated by the Corporation and against the Corporation. At this stage of proceedings, management of the Corporation is in the opinion that the outcome is not expected to have a material adverse effect on the Corporation’s results or on its financial position.

On August 15, 2019, the Canadian Radio-television and Telecommunications Commission (“CRTC”) issued an order finalizing the rates, retroactively to March 31, 2016, by which the large cable and telephone companies provide aggregated wholesale access to their high-speed internet networks. The interim rates in effect since 2016 have been invoiced to resellers and accounted for in the Corporation consolidated financial statements. The new proposed rates are substantially lower than interim rates and could represent a retrospective reduction in earnings of approximately $30.0 million (before income taxes) for the year 2020 and approximately $52.0 million (before income taxes) from March 31, 2016 to December 31, 2019. On September 13, 2019, a coalition of cable companies (including Videotron) and Bell Canada filed separate appeals of the CRTC’s order with the Federal Court of Appeal arguing, among other things, that the order is marked by numerous errors of law and jurisdiction resulting in wholesale rates that are unreasonably low. The cable companies and Bell Canada also filed separate requests to stay the implementation of the order pending disposition of their appeals. On November 22, 2019, the leave to appeal was granted by the Federal Court of Appeal and the interim stay of the CRTC’s order granted by this court on September 27, 2019, was extended until a final ruling by the Federal Court of Appeal is made. Accordingly, at this stage of these proceedings, the Corporation still estimates that the interim rates are the appropriate basis to account for its wholesale Internet access revenues.

15.	DISCONTINUED OPERATIONS

On January 24, 2019, Videotron sold its 4Degrees Colocation Inc. data center operations for an amount of $261.6 million, which was fully paid in cash at the date of transaction. An amount of $0.9 million relating to a working capital adjustment was also paid by Videotron during the second quarter of 2019. The determination of the final proceeds from the sale is however subject to certain adjustments based on the realization of future conditions over a period of up to 10 years. Accordingly, a gain on disposal of $97.2 million, net of income taxes of $18.5 million, was accounted for in the first quarter of 2019, while an amount of $53.1 million from the proceeds received at the date of transaction was deferred in connection with the estimated present value of the future conditional adjustments. In the second quarter of 2020, a gain of $30.8 million, net of income taxes of $4.7 million, was recorded as certain adjusting conditions were achieved.

17

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/s/ Hugues Simard

Chief Financial Officer

Date: August 12, 2020

18